EXHIBIT 99.3
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               SINOVAC BIOTECH LTD. SIGNS SHARE PURCHASE AGREEMENT
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            FOR ACQUISITION OF ADDITIONAL 20.56% OF SINOVAC (BEIJING)
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BEIJING,  December 10, 2004 - Sinovac Biotech Ltd.  ("Sinovac")  ("the Company")
(AMEX - SVA) announces that on November 30, 2004, the Company entered into a share purchase agreement (the "Share Purchase Agreement") with China Bioway Biotech Group Co., Ltd. ("Bioway"), Beijing Keding Co., Ltd. ("Keding") and Shenzhen Bio-Port Co., Ltd. ("Shenzhen") to purchase an aggregate 20.56% of Sinovac Biotech Co., Ltd. ("Sinovac (Beijing)"), the main operating subsidiary of the Company that is currently majority owned.

The agreement is to acquire 9.73% of the issued and outstanding shares of Sinovac Biotech Co., Ltd. ("Sinovac (Beijing)"), from Bioway, 2.91% of the issued and outstanding shares of Sinovac (Beijing) from Keding and 7.92% of the issued and outstanding shares of Sinovac (Beijing) from Shenzhen in exchange for US$1,570,000 in cash to Bioway, US$470,000 in cash to Keding and US$1,270,000 to Shenzhen.

The closing date is set for December 30, 2004 (the "Closing Date"), or on such earlier or later Closing Date as may be agreed to in advance and in writing by each of the parties to the Share Purchase Agreement. If the Closing Date has not occurred by January 30, 2005, subject to an extension as may be mutually agreed to by the parties for a maximum of 14 days per extension, then the parties shall each have the option to terminate the Share Purchase Agreement by delivery of written notice to the other parties.

Wei Dong Yin, president of Sinovac, commented, "We are delighted to have the opportunity to increase the ownership of Sinovac in its key Beijing operating subsidiary to almost 72%. We will endeavour to purchase further interests from minority Sinovac (Beijing) shareholders at an attractive valuation as we continue to execute our business plan and build value for Sinovac public company shareholders."


About Sinovac Biotech Ltd.
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Sinovac    Biotech   Ltd.    specializes    in   the   research,    development,
commercialization, and sales of human vaccines for infectious illnesses such as hepatitis A and hepatitis B, influenza, "SARS", and avian flu. Sinovac is one of the leading emerging biotechnology companies in China.

Sinovac has three vaccines that have completed all three phases of clinical trials - Hepatitis A, Hepatitis A&B combined, and influenza (flu). The Hepatitis A vaccine, Healive(TM), is currently experiencing strong sales growth in China and applications have been filed for its sale in nine other countries to date. Sinovac's Hepatitis A&B combined vaccine, Bilive(TM), is expected to receive approval to commence sales in China soon and to achieve similar sales growth to Healive(TM). The flu vaccine completed clinical trials in April 2004 and a New Drug Application has been filed with the SFDA (Chinese FDA). Approval of Sinovac's flu vaccine is expected in 2005 upon completion of the flu vaccine production line. Since demand for a safe and effective flu vaccine in China greatly outstrips supply, sales are expected to escalate rapidly. Furthermore, since individuals are vaccinated against the flu on an annual basis, demand will remain high every year.




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Sinovac is  currently  the only company in the world to be  conducting  clinical trials for a vaccine to prevent SARS. The Company has also started development for a vaccine targeting avian flu.

Management invites shareholders and interested parties to email media articles, or indeed any information that relates to Sinovac, its vaccines and the respective viruses that each one treats, to info@sinovac.com. Articles that have
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already been published will be added to a media library on the Sinovac  web-site which is currently being re-designed, and new articles that are received on an ongoing basis will be posted regularly.

For further information please refer to the Company's filings with the SEC on EDGAR or refer to Sinovac's website at www.sinovac.com.
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If you would like to receive  regular  updates on Sinovac please send your email request to info@sinovac.com.
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Contact:  Investor Relations at (888) 888-8312 or 1 604 684-5990 from outside of
North America or info@sinovac.com
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.